UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010

001-33444

(Commission File Number)

Eurand N.V.
(Exact Name of Registrant as Specified in Its Charter)

Not Applicable

(Translation of registrant’s name into English)

Olympic Plaza
Fred. Roeskestraat 123
1076 EE Amsterdam, The Netherlands
(Address of principal corporate office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F [X]  Form 40-F [   ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes [   ]   No [X]
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Submission of Matters to a Vote of Security Holders.

Eurand N.V. held its annual meeting of shareholders (“AGM”) on June 9, 2010. There were 37,628,999 ordinary shares voted, out of a total number of 47,890,396 ordinary shares issued and outstanding and entitled to vote at the AGM.  The results of the votes were as follows:

		Number of Ordinary Shares
	Proposal	For	Against	Abstain	Broker Non-Vote
1	Proposal to adopt the Company’s Annual Accounts for the financial year 2009	37,522.448.00	266.00	106,285.00	0.00
2	Proposal to review the Company’s Reservation and Dividend Policy (and affirm that no dividends will be paid)	32,778,835.00	27,003.00	4,818,634.00	4,527.00
3	Proposal to grant a discharge to the directors in respect of their management during the previous financial year	37,350,512.00	167,153.00	106,806.00	4,528.00
4	Proposal to re-appoint Ernst & Young to serve as the Company’s independent auditor for the year ending December 31, 2010	37,517,511.00	1,115.00	105,846.00	4,527.00
5	Proposal to increase the number of shares issuable under the Company’s Equity Compensation Plan	32,310,803.00	4,480,852.00	21,739.00	815,605.00
6	Proposal to authorize to the board of directors (“Board”) to issue shares, to grant rights to acquire shares and to exclude or restrict pre-emptive rights;	30,894,773.00	5,896,882.00	21,739.00	815,605.00
7	Proposal to authorize the Company to acquire shares in its own capital	30,966,820.00	5,824,835.00	21,739.00	815,605.00
8	Proposal to re-appoint two non-executive directors ‘B’, Mr. Rolf Classon and Mr. Angelo Malahias to the Board ,for a term of four years	36,513,849.00	291,706.00	7,839.00	815,605.00
9	Proposal to approve the grant of stock options to the non-executive directors for 2010	32,417,897.00	4,387,858.00	7,639.00	815,605.00
10	Proposal to approve the compensation of the non-executive directors for 2010	36,786,966.00	4,539.00	21,889.00	815,605.00

The information in this report shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 9, 2010	EURAND N.V.

	By:	/s/ Manya S. Deehr
Manya S. Deehr
Chief Legal Officer & Secretary